Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, New York 10019

January 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-235751)

Ladies and Gentlemen:

Pursuant to oral guidance provided to the Company by the Staff of the Securities and Exchange Commission (the “Commission”), the Company hereby (i) requests the withdrawal of its request, dated January 6, 2020, for the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), and (ii) in accordance with Rule 461 under the Securities Act of 1933, as amended, requests that the Registration Statement be declared effective by the Commission at 4:01 P.M., Eastern Standard Time, on January 7, 2020, or as soon as practicable thereafter.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

January 7, 2020

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck
Name: Barbra Keck
Title: Chief Financial Officer